UBS Asset Management
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Tammie Lee
Associate General Counsel
Tel: 212/882-5572
Fax: 212/882-5472

March 10, 2016

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn:  Ms. Ashley Vroman-Lee

Re:	The UBS Funds (the “Trust”)
File No. 333-209344

Dear Ms. Vroman-Lee,

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed on March 1, 2016 with regard to the Trust’s registration statement on Form N-14 (the “Registration Statement”) relating to the reorganization involving the Registrant’s series, the UBS Total Return Bond Fund (the “Acquiring Fund”), and Fort Dearborn Income Securities, Inc. (the “Target Fund”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 2, 2016 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”). Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

1.           Comment.                      Please provide an analysis of the factors considered in determining which Fund should be accounting survivor in the Reorganization, as set forth by the Staff in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”).

Response.                   In the NAST Letter, the Staff set forth certain factors that should be considered in determining whether a surviving fund may use the historical performance of one of several predecessor funds.  The Staff stated that comparison should be made of the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.  The Staff noted that among the factors to be compared are the funds’ investment advisers; expense structures and expense ratios; investment objectives, policies and restrictions; portfolio compositions; and asset sizes.

Applying these factors, the Trust notes that: (i) the investment adviser of the Target Fund will be the investment adviser of the Acquiring Fund, and the portfolio management team of the Target Fund will manage the Acquiring Fund; (ii) the expense ratios of the Target Fund and the Acquiring Fund are expected to be similar, although the Acquiring Fund has contractually agreed to limit expenses, and will impose a temporary 2% redemption fee on Class P shares held for less than 90 days; (iii) the Target Fund and the Acquiring Fund are offered with the same benchmark, the

Barclays US Aggregate Index, and have a similar investment objective. Both the Target Fund and Acquiring Fund have similar principal investment strategies, and any differences between the Funds’ investment restrictions are not expected to materially impact the operations of the Funds; and (iv) the Acquiring Fund was newly created to acquire all of the assets and liabilities of the Target Fund, and, therefore, the Acquiring Fund will have the same portfolio and assets as the Target Fund.

Accordingly, the Registrant believes that the Target Fund should be the accounting survivor in the Reorganization.  The requested NAST analysis is attached as Appendix A.

2.           Comment.                      Please provide the ticker symbols for the Acquiring Fund.

Response.                      The Trust has revised the Registration Statement to provide the ticker symbol for Class P shares of the Acquiring Fund.

3.           Comment.                      Please state that all material financial information will appear in a subsequent filing.

Response.                      The Trust confirms that all material financial information will appear in a subsequent filing.

4.           Comment.                      Please revise the first sentence in the third paragraph of the shareholder letter to refer to the Acquiring Fund as an open-end fund.

Response.                      The requested change has been made.

5.           Comment.                      Change the heading in the summary section from “How do the fees of the Acquiring Fund compare to those of the Target Fund” to “Will my fees increase after the Reorganization?” and explain that both the investment advisory fee and total annual operating expenses will rise, while net expenses will decrease.

Response.                      The requested changes have been made.

6.           Comment.                      Please provide an estimate of the Reorganization costs that the Target Fund is estimated to pay in the summary section titled “Who will bear the expenses associated with the Reorganization.”

Response.                      The requested change has been made.

7.           Comment.                      In the summary section titled “Are the investment objectives and strategies of the Acquiring Fund similar to the investment objectives and strategies of the Target Fund?,” please highlight the differences in the strategies of the two Funds.

Response.                      The Trust respectfully submits that the existing disclosure under “Are the investment objectives and strategies of the Acquiring Fund similar to the investment objectives and strategies of the Target Fund?” highlights the differences in the strategies of the two Funds.

8.           Comment.                      In the summary section titled “What are the principal differences between open-end and closed-end funds?,” please disclose that open-end funds need to hold more liquid assets than closed-end funds and discuss that this will require the Target Fund to sell some of its current assets.  Please also discuss the expenses and tax implications of these sales.

Response.                      The Target Fund is not required to sell any specific holdings in order to effect the Reorganization. The Target Fund does not hold any specific instruments that are not permitted to be held by an open-end fund, nor do the Target Fund’s holdings exceed limitations imposed on open-end funds. The Target Fund does not utilize structural leverage (that is it did not have preferred stock outstanding or borrow from banks for investment purposes) and therefore does not need to unwind any positions commonly associated with such structural leverage.  In anticipation of possible shareholder redemptions in connection with the Reorganization, the Target Fund may increase its cash position.  The Trust has added disclosure that the Acquiring Fund may hold more liquid assets, such as a larger cash position, than the Target Fund in order to be managed in anticipation of possible redemptions.  The Trust has also added disclosure regarding the possibility that portfolio transaction costs and capital gains may result from any repositioning of the Target Fund.  The Trust recognizes that such cost projections are challenging to estimate at a point in time given a wide range of factors, including, but not limited to, prevailing financial market conditions, bond market liquidity and shareholder ownership/concentration dynamics.

9.           Comment.                      Please disclose an estimate of how much of the Target Fund’s portfolio will be disposed of in connection with the Reorganization.

Response.                      The requested change has been made. However, the Trust notes, that such an estimate is highly dependent upon a variety of factors, including, but not limited to, financial market conditions and bond market liquidity.

10.           Comment.                      Please disclose an estimate of the portfolio transaction costs that are expected to be generated as a result of these trades.

Response.                      The Trust respectfully declines this comment.  The Trust has added disclosure to the section titled “Are the investment objectives and strategies of the Acquiring Fund similar to the investment objectives and strategies of the Target Fund?” regarding the possibility that additional portfolio transaction costs may result from the Target Fund’s repositioning.  However, the Trust believes that given the variety of factors that can impact portfolio transaction costs in connection with the Target Fund’s repositioning, including, but not limited to, financial market conditions and bond market liquidity, disclosing an estimate of such portfolio transaction costs would be too speculative.

11.           Comment.                      Please disclose the estimated impact to shareholders of capital gains distributions.  If the dispositions of portfolio securities will result in gains, please estimate per share amounts.

Response.                      The Trust respectfully declines this comment.  The Trust has added disclosure to the section titled “Are the investment objectives and strategies of the Acquiring Fund similar to the investment objectives and strategies of the Target Fund?” regarding the possibility that capital gains may result from the Target Fund’s repositioning.  However, the Trust believes that given the variety of factors that can impact the realization of capital gains, disclosing an estimate of such capital gains would be too speculative.

12.           Comment.                      Please disclose who may terminate the Acquiring Fund’s expense limitation agreement.

Response.                      The requested change has been made.

13.           Comment.                      Please revise the comparison of restrictions with respect to borrowing to reflect a closed-end fund’s more expansive ability to borrow.

Response.                      The requested change has been made.

14.           Comment.                      Please disclose in the Registration Statement that the Acquiring Fund, as an open-end fund, is not required to hold annual shareholder meetings.

Response.                      The Trust respectfully notes the disclosure under “The Proposed Reorganization – Description of the Securities to be Issued” stating that “Unlike the Target Fund, the UBS Trust does not hold annual meetings of shareholders.”  The Trust also notes the disclosure under “Voting Information - Future Shareholder Proposals” stating that “In the event shareholders approve the Proposal at this Meeting, the Target Fund does not anticipate holding an annual meeting in 2016,” and notes the disclosure generally in Appendix E.

15.           Comment.                      The disclosure under the heading “Pro Forma Capitalization” of the Registration Statement notes that the table shows pro forma capitalization as of September 30, 2015.  This is a shell merger, and therefore no pro forma financial statements are required.  When no pro forma financial statements are required, the capitalization tables should be dated within 30 days of the filing of the Registration Statement.  Please update the capitalization table.

Response.                      The requested change has been made.

16.           Comment.                      Please update the address of the SEC on page 32 of the Registration Statement.

Response.                      The requested change has been made.

17.           Comment.                      Please include the “Acquiring Fund” and “Target Fund” in the headings for Appendix D.

Response.                      The requested change has been made.

18.           Comment.                      Please file a copy of the tax opinion relating to the Reorganization.

Response.                      A copy of the tax opinion relating to the Reorganization will be filed by amendment as stated in an undertaking included to the Part C of the Registration Statement.

19.           Comment.                      Please provide a certified resolution of the Board of Trustees of The Trust authorizing the use of a power of attorney by an officer signing on behalf of the Trust.

Response.                      The requested certified resolution will be included in a post-effective amendment.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Tammie Lee
Tammie Lee
Vice President and Assistant Secretary
The UBS Funds

Appendix A

Accounting Survivor Analysis

The proposed reorganization (the “Reorganization”) of Fort Dearborn Income Securities, Inc. (“Fort Dearborn”), with and into UBS Total Return Bond Fund (“TRB Fund”), a newly formed series of The UBS Funds, was approved by the Board of Trustees of The UBS Funds and the Board of Directors of Fort Dearborn on December 3, 2015. The TRB Fund is a shell fund that has not yet commenced operations and has been created for the purpose of acquiring Fort Dearborn’s assets and assuming its liabilities.  As such, the TRB Fund does not have any operating history or performance information.

The UBS Funds believes that Fort Dearborn is the appropriate accounting survivor following the Reorganization of Fort Dearborn into the TRB Fund.  According to a no-action letter to North American Security Trust (“NAST”),1 in order to determine which fund should be the accounting survivor, the attributes of the new combined fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new combined fund.  In NAST, the staff of the Securities and Exchange Commission listed five factors that should be relied upon when making such determination.  Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

(i)  Comparison of investment advisers.  Fort Dearborn’s and the TRB Fund’s investment advisory agreements are with the same investment manager, UBS Asset Management (Americas) Inc. (“UBS AM”), and UBS AM will manage the surviving fund, the TRB Fund, after the Reorganization.  In addition, the Fort Dearborn portfolio management team will also serve as the portfolio management team of the TRB Fund.

Under the investment advisory agreement between Fort Dearborn and UBS AM, Fort Dearborn pays UBS AM 0.50% per annum of Fort Dearborn’s average weekly net assets up to $100,000,000 and 0.40% per annum of average weekly net assets in excess of $100,000,000.  Under the investment advisory agreement between The UBS Funds and UBS AM, the TRB Fund will pay UBS AM an investment advisory fee at the rate of 0.50% of average daily net assets.  UBS AM’s investment advisory agreement, including its fee schedule, with the TRB Fund will be the operative agreement after the Reorganization.

Although Fort Dearborn’s investment advisory agreement contains an additional breakpoint, the TRB Fund was created to carry out the Reorganization and has no history of operations.  Additionally, post-Reorganization, the portfolio management team for the combined fund is the same as that of Fort Dearborn, and as a result this factor suggests that Fort Dearborn should be the accounting survivor.

(ii)  Comparison of investment structure, goals, policies and restrictions.  Fort Dearborn is currently classified as a closed-end fund under the Investment Company Act of 1940, as amended (the “1940 Act”), whereas the TRB Fund is classified as an open-end fund under the 1940 Act.  As a closed-end fund, Fort Dearborn does not sell its shares on a continuous basis and generally may not redeem its shares upon shareholder request. As a consequence, the number of

1	See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

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outstanding shares of Fort Dearborn will generally remain constant (absent an issuer tender offer, an open-market repurchase program or shares issued pursuant to a dividend reinvestment plan). As an open-end fund, the TRB Fund offers daily liquidity, that is shares are redeemable on each business day.

Fort Dearborn’s investment goal, which is a fundamental policy, is to provide its shareholders with: (1) a stable stream of current income consistent with external interest rate conditions, and (2) a total return over time that is above what they could receive by investing individually in the investment grade and long-term maturity sectors of the bond market.  The TRB Fund’s investment goal, which is also a fundamental policy, is maximizing total return, consisting of capital appreciation and current income.  Fort Dearborn’s secondary goal is capital appreciation; the TRB Fund does not have a secondary goal.  Fort Dearborn invests at least 75% of its total assets in non-convertible fixed income securities, which at the time of purchase are considered investment grade by being rated in the four highest grades as determined by Moody’s Investor Service, Standard & Poor’s or Fitch Ratings Inc., or if not rated, are considered by the Advisor to be of comparable investment quality.  The TRB Fund has a similar policy that, under normal circumstances, the Fund will invest at least 75% of its net assets in securities that, at the time of purchase, are rated investment grade by an independent rating agency (or if unrated are deemed to be of comparable quality by the Advisor).  Fort Dearborn’s 75% policy is fundamental, meaning it may not be changed without shareholder approval.  The TRB Fund’s 75% policy is non-fundamental, which means it may be changed by its Board of Trustees, without approval by shareholders.  The TRB Fund also has a policy that under normal circumstances, the TRB Fund invests at least 80% of its net assets (plus borrowings for investment purposes, if any) in bonds and/or investments that provide exposure to bond markets.

Any differences between the TRB Fund’s and Fort Dearborn’s investment restrictions are not expected to materially impact the operations of the Funds.  To the extent that shareholders approve the Reorganization and they are reorganized into the TRB Fund, their investment in the TRB Fund will be subject to the TRB Fund’s fundamental investment restrictions.

The TRB Fund will be offered with the same benchmark, the Barclays US Aggregate Index, and will retain a similar investment objective, policies and restrictions to that of Fort Dearborn, which supports the determination that Fort Dearborn should be the accounting survivor following the Reorganization.

(iii)  Comparison of portfolio composition.  Due to the similarities in investment strategies between Fort Dearborn and the TRB Fund, the portfolio composition of the TRB Fund is expected to be similar to the portfolio composition of Fort Dearborn at the time of the Reorganization because the TRB Fund, as a shell fund, will be acquiring all of the assets and liabilities of Fort Dearborn.  It is anticipated that Fort Dearborn may dispose of approximately 20% of its holdings prior to the Reorganization to align its portfolio to the investment policies of the TRB Fund and prepare to operate as an open-end fund with daily liquidity. The Fort Dearborn portfolio management team may maintain a larger cash or cash equivalent balance in preparation for the Reorganization depending on prevailing market conditions, bond market liquidity and shareholder ownership concentration. The substantially similar types of portfolio investments

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support the determination that Fort Dearborn should be the accounting survivor following the Reorganization.

(iv)  Comparison of expense structure and expense ratio.  The expense structures of Fort Dearborn and the TRB Fund are as follows:

	Fort Dearborn	TRB Fund (Class P)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.47%	0.50%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses1	0.28%	0.31%
Total Annual Fund Operating Expenses	0.75%	0.81%2
Fee Waiver/Expense Reimbursement	None	(0.31)% 3
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.75%	0.50%2

1	The costs incurred in connection with the Reorganization will be borne by Fort Dearborn. These Reorganization expenses have not been reflected in the tables above.
2
To the extent that there may be significant redemptions from the TRB Fund as a result of the Reorganization, it may increase the TRB Fund’s Annual Fund Operating Expenses (before waivers), but Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement would remain at 0.50%, pursuant to the expense limitation agreement noted below.

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The UBS Funds, with respect to the TRB Fund, and UBS AM have entered into a written agreement pursuant to which UBS AM has agreed to waive a portion of its management fees and/or to reimburse expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions and extraordinary expenses) to the extent necessary so that the TRB Fund’s ordinary operating expenses (excluding expenses incurred through investment in other investment companies, interest, taxes, brokerage commissions and extraordinary expenses), through the period ending October 27, 2017, do not exceed 0.50% for Class P shares. Pursuant to the written agreement, UBS AM is entitled to be reimbursed for any fees it waives and expenses it reimburses for a period of three years following such fee waivers and expense reimbursements to the extent that such reimbursement of UBS AM by the TRB Fund will not cause the TRB Fund to exceed any applicable expense limit that is in place for the TRB Fund. The fee waiver/expense reimbursement agreement may be terminated by the TRB Fund’s Board of Trustees at any time and also will terminate automatically upon the expiration or termination of the TRB Fund’s advisory contract with UBS AM. Upon termination of the fee waiver/expense reimbursement agreement, however, UBS AM’s three year recoupment rights will survive.

The expense structure of the TRB Fund will continue following the Reorganization.  Thus, this factor favors the TRB Fund as the accounting survivor.  However, this is not a dispositive factor and must be considered along with each of the other factors.

(v)  Comparison of relative asset sizes of the funds involved in the Reorganization.  The TRB Fund is a shell fund and will have no assets prior to the Reorganization.  Therefore, the net assets of Fort Dearborn will constitute 100% of the TRB Fund after the Reorganization. Composition of the assets may include cash or cash equivalent securities associated with the disposition of holdings in preparation for the Reorganization, as noted above. The fact that the assets of Fort Dearborn will constitute all of the assets of the TRB Fund upon Reorganization supports a determination that Fort Dearborn should be the accounting survivor following the Reorganization.

Conclusion:  For these reasons, particularly in light of the fact that the TRB Fund is a shell series that has not commenced operations and, following the Reorganization, the portfolio composition, investment structure, investment restrictions and asset size of Fort Dearborn will survive, The UBS Funds believe that the accounting survivor should be Fort Dearborn.

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